EXHIBIT 99.1

CONVENING NOTICE

This is the convening notice for the annual general meeting of shareholders of Centogene N.V. (the "Company") to be held on June 22, 2022 at 5:00 p.m. CEST at Sheraton Amsterdam Airport Hotel and Conference Centre, Schiphol Boulevard 101, 1118 BG Schiphol, the Netherlands (the "AGM").

The agenda for the AGM is as follows:

1.	Opening

2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2021 (discussion item)

3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2021 (voting item)

4.	Discharge from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

5.	Discharge from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

6.	Discussion of the Company's dividend and reservation policy (discussion item)

7.	Appointment of Jose Miguel Coego Rios as managing director of the Company (voting item)

8.	Supervisory board compensation (voting item)

9.	Extension of authorization for the Company's management board (the "Management Board") to issue shares and grant rights to subscribe for shares (voting item)

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

12.	Closing

No business shall be voted on at the AGM, except such items as included in the above-mentioned agenda.

The record date for the AGM is May 25, 2022 (the "Record Date"). Those who are shareholders of the Company, or who otherwise have voting rights and/or meeting rights with respect to shares in the Company's capital, on the Record Date and who are recorded as such in the Company's shareholders' register or in the register maintained by the Company's U.S. transfer agent (the "Registers") may attend and, if relevant, vote at the AGM ("Persons with Meeting Rights"), irrespective of changes to their shareholdings or rights after the Record Date.

Those who beneficially own shares in the Company's capital in an account at a bank, a financial institution, an account holder or other financial intermediary (the "Beneficial Owners") on the Record Date, must also have their financial intermediary or their agent with whom the underlying shares are on deposit issue a proxy to them which confirms they are authorized to take part in and vote at the AGM.

Persons with Meeting Rights and Beneficial Owners who wish to attend the AGM, in person or represented by proxy, must notify the Company in writing of their identity and intention to attend the AGM (an "Attendance Notice") no later than 6:00 a.m. CEST on the fourth day prior to the AGM (the "Cut-off Time"). Beneficial Owners must enclose with their Attendance Notice (i) proof of their beneficial ownership of the relevant underlying shares in the Company's capital, such as a recent account statement, and (ii) their signed proxy from the relevant shareholder who is registered in either of the Registers as the holder of those underlying shares on the Record Date.

Persons with Meeting Rights and Beneficial Owners who have duly provided an Attendance Notice to the Company may have themselves represented at the AGM through the use of a written or electronically recorded proxy. Proxyholders must submit a signed proxy to the Company no later than the Cut-off Time and present a copy of their proxy upon entry to the AGM. A proxy form can be downloaded from the Company's website (http://www.centogene.com).

Any Attendance Notice, proof of beneficial ownership or signed proxy to be sent to the Company as part of the procedures described above must be provided via regular mail or e-mail to:

Centogene N.V.

c/o Reto Wenger

Am Strande 7

18055 Rostock

Germany

(Reto.Wenger@centogene.com)

Any Attendance Notice, proof of beneficial ownership or signed proxy received after the Cut-off Time may be ignored. Persons with Meeting Rights, Beneficial Owners and proxyholders who have not complied with the procedures described above may be refused entry to the AGM.

EXPLANATORY NOTES TO THE AGENDA

2.	Discussion of Dutch statutory board report for the financial year ended December 31, 2021 (discussion item)

The Company's statutory board report over the financial year 2021 has been made available on the Company's website (http://www.centogene.com) and at the Company's office address.

3.	Adoption of Dutch statutory annual accounts for the financial year ended December 31, 2021 (voting item)

The Company's annual accounts over the financial year 2021 have been made available on the Company's website (http://www.centogene.com) and at the Company's office address. It is proposed that these annual accounts be adopted.

4.	Release from liability for the Company's managing directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

It is proposed that the Company's managing directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2021 or in other public disclosures.

5.	Release from liability for the Company's supervisory directors with respect to the performance of their duties during the financial year ended December 31, 2021 (voting item)

It is proposed that the Company's supervisory directors be released from liability for the exercise of their duties during the financial year 2021. The scope of this release from liability extends to the exercise of their respective duties insofar as these are reflected in the Company's statutory board report or annual accounts over the financial year 2021 or in other public disclosures.

6.	Discussion of the Company's dividend and reservation policy (discussion item)

The Company has never paid or declared any cash dividends on its shares, and the Company does not anticipate paying any cash dividends on its shares in the foreseeable future. The Company intends to retain available funds and future earnings to fund the development and expansion of its business. Under Dutch law, the Company may only pay dividends to the extent its shareholders' equity (eigen vermogen) exceeds the sum of the Company's paid-up and called-up share capital plus the reserves required to be maintained by Dutch law or by the Company's articles of association (if any). Subject to such restrictions, any future determination to pay dividends will be at the discretion of the Management Board and the Company's supervisory board (the "Supervisory Board") and will depend upon a number of factors, including the Company's results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors the Management Board and the Supervisory Board deem relevant. If and when the Company does intend to distribute a dividend, such dividend may be distributed in the form of cash only or shares only, through a combination of the foregoing (cash and shares) or through a choice dividend (cash or shares), in each case subject to applicable law.

7.	Appointment of Jose Miguel Coego Rios as managing director of the Company (voting item)

The Supervisory Board has made a binding nomination to appoint Mr Jose Miguel Coego Rios as a managing director of the Company. Mr. Coego Rios is proposed for appointment for a period ending at the end of the annual general meeting of shareholders of the Company to be held in 2026. Mr. Coego Rios will serve as the Company's Chief Financial Officer.

Jose Miguel Coego Rios, our Executive Vice President of Finance & Legal, is an experienced senior executive with broad expertise in finance and commercial leadership roles in the pharmaceutical and biotech sectors. Effective April 1, 2022, he has assumed the role of Interim CFO. Mr. Coego Rios has an extensive track record in achieving sales and expenses targets, team management and development, and steering multi-country projects. Most recently, he was Vice President & General Manager South Europe at Orphazyme A/S, a late-stage clinical biotech company. Before that he was Vice President & CFO EMEA at Mundipharma, a multinational pharmaceutical company. Earlier in his career, Mr. Coego Rios served in several senior management positions at Shire Pharmaceuticals between 2011 and 2019, most recently as CFO LATAM and General Manager of the Andean region. Mr. Coego Rios has gained notable international exposure having completed positions in Colombia, Brazil, Spain, and the United Kingdom.

8.	Supervisory board compensation (voting item)

At the recommendation of the Company's compensation committee (the "Compensation Committee"), the Supervisory Board proposes the following changes to the compensation packages of the Supervisory Board members as of the financial year 2022:

Cash component:

a.	Each member of the Supervisory Board shall receive a fixed cash fee of EUR 20,000 (gross) per annum;

b.	the chairman of the Supervisory Board (the "Chairman") shall receive an additional fixed cash fee of EUR 15,000 (gross) per annum;

c.	the vice-chairman of the Supervisory Board (the "Vice-Chairman") shall receive an additional fixed cash fee of EUR 10,000 (gross) per annum;

d.	the chairman of the Company's audit committee (the "Audit Committee") shall receive an additional fixed cash fee of EUR 10,000 (gross) per annum;

e.	the chairman of the Compensation Committee shall receive an additional fixed cash fee of EUR 2,000 (gross) per annum;

f.	if a Supervisory Board member would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the fixed cash fees referred to above shall be adjusted and, if already paid, shall promptly be reimbursed by such Supervisory Board member to the Company on a pro rata tempore basis; and

g.	for the financial year 2022, the Supervisory Board members' cash compensation already paid to them shall reduce their entitlement to the fixed cash fees referred to above.

Equity component under the Company's long-term incentive plan:

a.	Each member of the Supervisory Board shall annually receive an award of options ("Options") and restricted stock units ("RSUs") for ordinary shares in the Company's capital ("Shares") (such Options and RSUs collectively, the "LTIs") with a value of EUR 140,000 multiplied by the LTI Factor (as defined below);

b.	the Chairman shall annually receive additional LTIs with a value of EUR 105,000 multiplied by the LTI Factor (as defined below);

c.	the Vice-Chairman shall annually receive additional LTIs with a value of EUR 70,000 multiplied by the LTI Factor (as defined below);

d.	the chairman of the Audit Committee shall annually receive additional LTIs with a value of EUR 70,000 multiplied by the LTI Factor (as defined below);

e.	the chairman of the Compensation Committee shall annually receive additional LTIs with a value of EUR 14,000 multiplied by the LTI Factor (as defined below);

f.	the LTIs shall be granted retrospectively for the preceding financial year following the audit of the Company's annual accounts over such financial year;

g.	each LTI shall consist of:

i.	RSUs for 75% of the value of the LTI; and

ii.	Options for 25% of the value of the LTI;

h.	for the purpose of calculating the value of the LTIs:

i.	the assumed value of an Option shall be 66.67% of the End of Year VWAP (as defined below);

i.	the assumed value of an RSU shall be 100% of the End of Year VWAP (as defined below); and

ii.	the "End of Year VWAP" shall be the volume-weighted average stock price of the Shares on the principal stock exchange where they have been admitted for trading calculated over a 60 trading day period preceding December 31 of the financial year preceding the relevant Grant Date;

j.	the "LTI Factor" for the LTIs shall be calculated as follows:

k.	the LTI Factor shall be 100% if the End of Year VWAP for the financial year preceding the relevant Grant Date (the "Reference FY") exceeds the End of Year VWAP for the financial year preceding the Reference FY by at least 25%;

i.	the LTI Factor shall be 75% if the End of Year VWAP for the Reference FY exceeds the End of Year VWAP for the financial year preceding the Reference FY by at least 15% but less than 25%; and

ii.	the LTI Factor shall be 50% if the End of Year VWAP for the Reference FY exceeds the End of Year VWAP for the financial year preceding the Reference FY by less than 15%;

l.	the LTIs shall:

i.	vest in four equal instalments on each relevant anniversary of the Grant Date:

ii.	vest in full upon the occurrence of a Change of Control, provided the holder of the LTIs is an Eligible Participant on the date of such Change of Control;

iii.	expire on the ten year anniversary of the applicable Grant Date;

iv.	not be subject to any performance criteria (without prejudice to the applicable LTI Factor);

v.	have no exercise price (as regards the RSUs comprised in the LTIs) and shall have FMV (as defined in the Company's long-term incentive plan) as exercise price (as regards the Options comprised in the LTIs); and

vi.	be settled in Shares.

m.	if a Supervisory Board member would serve as such and/or in any of the additional capacities described above for part, but not all, of a financial year, the entitlement to the LTIs shall be adjusted and, if already made, shall promptly be forfeited by such Supervisory Board member on a pro rata tempore basis; and

n.	if a Supervisory Board member was in office during all or part of a financial year but would cease to be a Supervisory Board member before the LTIs are granted for such financial year, such former Supervisory Board member shall retain his or her entitlement to such LTIs subject to the terms set forth above.

Each of Mr. Hubert Birner, Mr. Guido Prehn and Mr. Eric Souêtre has waived the equity component of his compensation as described above, for the duration of his term as a member of the Supervisory Board.

9.	Extension of authorization for the Management Board to issue shares and grant rights to subscribe for shares (voting item)

The Management Board has been authorized, for a period of five years following the 2021 annual general meeting of shareholders held on June 24, 2021 (the "2021 AGM"), to resolve to issue ordinary shares and/or grant rights to subscribe for ordinary shares, in each case up to the Company's authorized share capital included in its articles of association from time to time. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 9 is passed, the proposed authorization shall replace the currently existing authorization.

10.	Extension of authorization for the Management Board to limit and exclude pre-emption rights (voting item)

The Management Board has been authorized, for a period of five years following the 2021 AGM, to limit and/or exclude pre-emption rights in relation to an issuance of, or a granting of rights to subscribe for, ordinary shares resolved upon by the Management Board. It is proposed that this authorization be extended to expire five years following the date of this AGM. If the resolution proposed under this agenda item 10 is passed, the proposed authorization shall replace the currently existing authorization.

11.	Extension of authorization for the Management Board to acquire shares and depository receipts for shares in the Company's capital (voting item)

The Management Board has been authorized, for a period of 18 months following the 2021 AGM, to resolve for the Company to acquire fully paid-up ordinary shares in the Company's capital (and depository receipts for such ordinary shares), by any means, including through derivative products, purchases on a stock exchange, private purchases, block trades, or otherwise, for a price which is higher than nil and does not exceed 110% of the average market price of the Company's ordinary shares on the Nasdaq Stock Market (such average market price being the average of the closing prices on each of the five consecutive trading days preceding the date the acquisition is agreed upon by the Company), up to 20% of the Company's issued share capital (determined as at the close of business on the date of the AGM). It is proposed that this authorization be renewed for a period of, and effectively extended until, 18 months following the date of the AGM for up to 20% of the Company's issued share capital (determined as at the close of business on the date of the AGM). If the resolution proposed under this agenda item 11 is passed, the proposed authorization shall replace the currently existing authorization.